Exhibit 99.6

16 September 2010

Mr Joel Farina	James Hardie Industries SE
Senior Adviser, Issuers (Sydney)
Australian Securities Exchange	Level 3
20 Bridge Street	22 Pitt Street
Sydney NSW 2000	Sydney NSW 2000 Australia

Tel: 02 8274 5239
Fax: 02 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia
Dear Mr Farina
We refer to your letter dated 16 September 2010 in relation to recent changes in the price of the company’s securities and respond as follows with the numbering in your letter.
1.	Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

No.

2.	If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Not applicable.

3.	Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

The company would like to bring the following points to the attention of the Australian Securities Exchange:
•	James Hardie released a number of presentations (in a single file) to the market via the ASX at 1640 yesterday (September 15) after the market had closed;

•	the presentations were released in advance of the company’s annual US tour for investors and analysts;

•	the presentations provided an update in relation to a number of aspects of our business;

•	following the release of the presentations, a number of analyst’s reports have been written;

•	the Company knows of no other reason, beyond the contents of the presentations and/or other information disclosed to the market by the Company, for the movement in the price of the Company’s securities.
4.	Please confirm that the Company is in compliance with the listing rules and, in particular, Listing Rule 3.1.
The Company confirms that it is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.
Yours sincerely
Sean O’Sullivan
Vice President Investor and Media Relations

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa House,
Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James Osborne, Donald
McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719